February 7, 2011

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Mr. John Reynolds

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Golden Growers Cooperative
Form 10, Amendment 4
Filed December 20, 2010
File No. 0-53957

Dear Mr. Reynolds:

We are writing in response to your letter dated January 20, 2011, regarding the Registration Statement as amended on Form 10/A, Amendment No. 4 of Golden Growers Cooperative (the “Cooperative”), filed on December 20, 2010, File Number 101263120 (the “Registration Statement”), the Cooperative’s interim report for its fiscal quarter ended June 30, 2010 on Form 10-Q/A, Amendment No. 1, filed on December 20, 2010, File Number 101263132 (the “Form 10-Q/A-1”) and the Cooperative’s interim report for its fiscal quarter ended September 30, 2010 on Form 10-Q/A, as amended filed on December 20, 2010, File Number 101263139 (the “Form 10-Q/A,” and collectively, with the Form 10-Q/A-1 and the Registration Statement, referred to as the “Previously Filed Reports and Registration Statements”).  To facilitate your review of our response, we are including your comments in boldface type, followed by our response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 12

1.             We note your response to comment number two of our prior letter dated December 3, 2010.  Please revise your management’s discussion and analysis section to reflect any changes in your financial statements in connection with the accounting comment below.

112 Roberts Street North. Suite 111, Fargo, ND 58102

RESPONSE:

Per our telephone conference on Wednesday, January 26, 2011, once we have resolved any issues regarding our financial statements as discussed in your question 2 below, we will submit revisions to any of the MD&A sections of the Previously Filed Reports and Registration Statements that may be appropriate.  To the extent you are in agreement with our current disclosure method in our financial statements, changes to the various MD&A sections of the Previously Filed Reports and Registration Statement will not be necessary.

Financial Statements

Notes to Financial Statements

Restatement of Previously Issued Financial Statements

2.             We reviewed your analysis in response to our prior comment 3.  Please provide us with additional analyses of the following criteria of FASB ASC 605-45-45.

Prior to answering your specific questions regarding the criteria outlined in FASB ASC 605-45-45, we would like to provide you with a review of the contractual arrangements that exist between the various parties involved in the corn marketing aspects of the Cooperative’s business.

At its essence, Golden Growers Cooperative is a corn marketing cooperative formed for the mutual benefit of its members.  Its members own membership interests in the Cooperative (represented by units) in proportion to the volume of corn that each member wishes to market through the Cooperative.  In addition to governance and financial rights, membership in the Cooperative gives the members the contractual right/obligation to deliver corn to the Cooperative for marketing.  In turn, the Cooperative has the legal obligation to market its members’ corn and return the proceeds of that marketing activity to its members.  In this sense, the Cooperative is a classic value-added grain marketing cooperative.

Each member of the Cooperative has entered into a Uniform Member Agreement (“UMA”) dated effective as of January 1, 2010, by which the member is obligated to deliver corn to the Cooperative.  Section 1(a) of the UMA provides that:

Amount.  Each year during the term hereof, Member agrees to sell and deliver to the Cooperative, and the Cooperative agrees to take delivery of one bushel of corn for each Unit of the Cooperative owned by such member (the “Annual Corn Commitment”); provided that the Annual Corn Commitment may be reduced at the discretion of the Board of Directors as provided in Sections 3 and 10 of this UMA.  If a Member is unable to deliver the committed number of bushels of corn from Member’s own production due to acts of God, other crop failure or similar causes, that circumstance shall not excuse or delay nondelivery.  It is the intention of the parties that the members shall be obligated to fulfill the Annual Corn Commitment in all events, unless the obligation shall be changed, terminated or cancelled pursuant to the express terms of this Agreement.  The Cooperative shall have no obligation to accept more corn than the Annual Corn Commitment regardless of the Member’s total corn production. [emphasis added]

Each member of the Cooperative also enters into an Annual Delivery Agreement (“ADA”) with the Cooperative specifying the specific method to be used by the member in delivering the corn, the quality specifications, corn pricing issues, and related matters.  (See Sections 2, 3, and 4 of the ADA for specific details).  Section 1(c) of the UMA also provides that if a member fails to fulfill the Annual Corn Commitment, the member shall forfeit patronage payments (both allocations and distributions) from the Cooperative to the extent of the nondelivery and shall be subject to other consequences, including possible termination of membership under the Cooperative’s Amended and Restated Bylaws (the “Bylaws”).

At present, the Cooperative has 15,490,480 Units issued and outstanding, resulting in the obligation of the Cooperative’s members to deliver 15,490,480 bushels of corn to the Cooperative for marketing on behalf of the members.

In addition to (and in connection with) its corn marketing business, the Cooperative owns a membership interest in ProGold Limited Liability Company (“ProGold”), a Minnesota limited liability company that owns a corn wet milling facility (the “ProGold Facility”).  ProGold currently leases the ProGold Facility to Cargill, Incorporated (“Cargill”), who processes corn into high fructose corn syrup at the ProGold Facility (with Cargill, in its capacity as the lessee of the ProGold Facility, referred to as “Cargill – Operator”).  In order for the Cooperative to market the corn delivered to it by its members, and in connection with its membership in ProGold, the Cooperative has entered into an Amended and Restated Corn Supply Agreement dated September 1, 2009 with Cargill – Operator (the “Corn Supply Agreement”).  As indicated above, Cargill – Operator processes corn into high fructose corn syrup at the ProGold Facility which requires a continuous supply of corn for production purposes.  Under the Corn Supply Agreement, the Cooperative is obligated to sell, and Cargill – Operator is obligated to purchase, the entire volume of corn to be marketed by the Cooperative on behalf of its members.  Section 1 of the Corn Supply Agreement provides as follows:

COMMITMENT TO SELL AND DELIVER CORN.  The Cooperative hereby agrees to sell, and Cargill [– Operator] agrees to purchase, the following quantities of corn during the term of this Agreement, which corn will either be delivered on behalf of the Cooperative by its members or their agents, or by the Cooperative or its agents, to the extent of the delivery obligations of any member who fails to fulfill its obligation to the Cooperative to deliver corn… [emphasis and additional descriptor added]

Pursuant to Section 2(b) of the Corn Supply Agreement, the corn to be delivered by the Cooperative to the Cargill – Operator is to be delivered by the Cooperative’s members or their agents directly to the ProGold Facility.  The Cooperative intentionally contracted to have its members deliver the corn directly to Cargill – Operator at the ProGold Facility in order to eliminate any costs to the Cooperative related to transporting or storing its members’ corn.  Some of the corn is physically delivered directly to the ProGold Facility by the Cooperative’s members (Method A deliveries) and a portion of the corn is delivered by the Cooperative’s agent (Method B deliveries).  The Cooperative currently engages Cargill to act as its delivery agent pursuant to the Grain Services Agreement (as defined below) (with Cargill, in its capacity as the Cooperative’s agent referred to as “Cargill – Agent”).

Under Sections 2(c) and 3 of the Corn Supply Agreement, Cargill – Operator determines the delivery timing, procedures and quality standards associated with the corn it purchases from the Cooperative.  This is typical for a commodity buyer.  Section 4 of the Corn Supply Agreement specifies the mechanism that will be used to establish the price for the Method A and Method B corn deliveries.  Section 4(a)(3) provides that Cargill – Operator will pay the Cooperative for corn no later that 7 days following physical delivery of the corn.  Specifically, Section 4(a)(3) states:

On or within one (1) business day following Cooperative issuing checks to Growers for a Method A delivery, but in no event later than seven (7) days following delivery, or as soon thereafter if prevented from doing so by equipment failure or an event of Force Majeure, Cargill [–Operator] shall wire transfer 100% of the purchase price for all corn delivered to Cargill [–Operator] under Method A to a bank account designated from time to time by the Cooperative.  The purchase price for Method B corn shall be offset against the payment to be made by the Cooperative to Cargill [–Agent] for the cost of Cargill [–Agent] purchasing said corn as the agent for the Cooperative under the Grain Services Agreement, such that no payment shall be due by either party with respect to the Method B corn.  [emphasis and additional descriptor added]

The term of the Corn Supply Agreement runs through December 31, 2017.  Upon termination of the Corn Supply Agreement, the Cooperative will be required to either extend the Corn Supply Agreement or find another outlet for marketing of its members’ corn.

The Corn Supply Agreement clearly contemplates that payment for corn will be made by Cargill – Operator to the Cooperative.  The payment for Method A deliveries is made by wire transfer from Cargill – Operator to the Cooperative.  The payment for Method B deliveries is made by an offset against the obligation of the Cooperative to pay Cargill – Agent for corn acquired on the Cooperative’s behalf by Cargill – Agent under the Grain Services Agreement.  This offset is a convenience to eliminate the necessity for the Cooperative to transfer funds to Cargill – Agent as its agent, only to have those funds transferred back from Cargill – Operator to the Cooperative for the corn delivered by the Cooperative.  Should the Grain Services Agreement ever be terminated, Cargill – Operator would be required to wire transfer the funds for all corn to the Cooperative, and there would be no offset.

Once a member of the Cooperative has delivered corn to the Cooperative, the Cooperative becomes responsible for paying that member for the corn pursuant to the terms of the UMA/ADA.  This payment obligation exists whether or not the Cooperative has received payment for the corn from Cargill – Operator.  In fact, Section 4(a)(3) of the Corn Supply Agreement specifically contemplates that the Cooperative may have paid its members before Cargill – Operator pays the Cooperative.

To reduce its administrative costs, the Cooperative has contracted with Cargill – Agent to provide certain administrative support to the Cooperative.  Cargill – Agent’s responsibilities to the Cooperative are set forth in the Amended and Restated Grain Services Agreement dated September 1, 2009 (the “Grain Services Agreement”) as follows:

Among other things, “Cargill [– Agent] shall perform the bookkeeping services in connection with the Cooperative’s payment of Method A members for the Method A corn under the direction and pursuant to the payment policies of the Cooperative.  Cargill [– Agent] shall prepare checks or drafts of the Cooperative drawn upon the Cooperative’s bank funds in connection with the payment of the Cooperative to each Method A member for Method A corn.  The Cooperative will cause the checks or drafts to be signed by such person or persons who are authorized signatories on the Cooperative’s bank accounts.  The checks or drafts will be in the amount as directed by the Cooperative, less all applicable inspection and check off fees, unit retains, other premiums and charges determined by the Cooperative and other fees determined by Cargill [– Agent] to be applicable to corn delivered to Cargill [– Operator] hereunder.”  (See Section 1(b)(v).)

Under the terms of the Grain Services Agreement, the Cooperative pays Cargill – Agent for the administrative services that it provides.  In addition, Section 9(b) of the Grain Services Agreement provides that the Cooperative may terminate the Grain Services Agreement upon 90 days written notice to Cargill – Agent.  Should that occur, the Cooperative would be required to make other arrangements for the agency and administrative services provided by Cargill – Agent under the Grain Services agreement.  Termination of the Grain Services Agreement would not affect the Cooperative’s obligation to deliver corn to Cargill – Operator under Corn Supply Agreement, or the Cooperative’s responsibility to market the corn of its members delivered under the UMA or the ADA.

The Cooperative’s Bylaws obligate it to allocate all income and loss from its operations to its members.  The income and loss is allocated proportionately to the members based upon the volume of corn delivered to the Cooperative by each member.  If a member fails to fulfill its delivery obligation to the Cooperative, then that member will receive a reduced income allocation, or no allocation at all, depending upon the extent of the under delivery.  It is this income allocation that represents the value added aspect of the Cooperative as a marketing cooperative.

To reiterate, the Cooperative is a marketing cooperative consisting of members who have the right and obligation to deliver corn to the Cooperative for marketing.  The Cooperative in turn markets its members’ corn in an effort to maximize returns to its members on that corn.  At the present time, the Cooperative sells all of its corn to Cargill – Operator under the Corn Supply Agreement at market prices.  Correspondingly, the Cooperative pays that market price to its members (subject to certain agency fees and incentives) together with an income allocation to members based upon the proportionate volume of corn delivered by each member.

Following please find our point by point response to the questions you posed.

•      The Entity is the Primary Obligor in the Arrangement

We note in your response that you believe you are the primary obligor as “…the Cooperative incurs the cost of remedying any non delivery”; however, on page 5 of your Form 10 you state that if your members do not deliver corn then Cargill will purchase replacement corn and your members will be invoiced for the price of the corn.  It appears from your disclosure that your members are in substance responsible for providing the corn to Cargill and paying them if such delivery is not made.  Please reconcile these two disclosures and tell us, in substance, who is the primary obligor along with supporting references to underlying agreements.

RESPONSE:

The Cooperative is the primary obligor under the terms of the Corn Supply Agreement.  As we indicated in our December 20, 2010 correspondence, pursuant to the terms of the Corn Supply Agreement, the Cooperative, not its members, has the contractual obligation to sell 15,490,480 bushels of corn annually to Cargill – Operator.  Regardless of the corn delivery method, at all times, the Cooperative is the party obligated to deliver corn to Cargill – Operator for processing at the ProGold Facility.  In other words, the Cooperative has the obligation to assure that the entire quantity of corn is delivered to Cargill – Operator.

If a member of the Cooperative fails to fulfill its delivery commitment to the Cooperative, then it is necessary for the Cooperative to replace the defaulting member’s corn in order for the Cooperative to fulfill its commitment to Cargill – Operator.  At the present time, the Cooperative has contracted with Cargill – Agent to act as its agent to source the corn to replace delivery shortages.  The Cooperative’s engagement of Cargill – Agent to perform this service is set forth in Section 1(b)(iii)(iv) of the Grain Services Agreement.  If a Cooperative member fails to deliver the corn to the Cooperative (which corn is to be physically delivered to ProGold’s Facility), then Cargill – Agent acts as the Cooperative’s agent to purchase the corn and may send an invoice to the Cooperative to cover any loss the member’s failure to deliver may have caused.  The Cooperative would be responsible for reimbursing Cargill – Agent for such amount as provided in Section 1(b)(iv) of the Grain Services Agreement.  Therefore, while Cargill – Agent acts as the Cooperative’s agent to satisfy corn shortages, it is the Cooperative that remains financially responsible for assuring that it fulfills its corn delivery obligation to Cargill – Operator.  Members of the Cooperative do not have a corn delivery responsibility to Cargill – Operator, but only to the Cooperative.

As we indicated on our conference call, the disclosure included in our Form 10 was intended for potential investors in the Cooperative, all of whom would have to interface with Cargill in its various capacities as either an agent of the Cooperative or the operator of the ProGold Facility.  We intentionally did not include an in-depth discussion of the various contract details that exist between the Cooperative and Cargill.  As far as the members are concerned, they interface with Cargill in various ways without considering which of the Cooperative’s contract arrangement they are interfacing with Cargill under.  As indicated on our conference call, the language set forth in the Form 10 accurately describes the practical impact of what may happen should a member fail to fulfill its delivery obligation.  The language was not intended to describe the nuances of all of the contractual relationships that exist among the parties.  If, after reviewing this letter and our responses, you feel the description on the Form 10 should be revised to detail this relationship, we propose to include the following sentence in the discussion of our “Business Operations” in our forthcoming Annual Report on Form 10-K instead of revising our Form 10.

“We contract with Cargill in two separate and distinct capacities:  (1) as the operator of the ProGold Facility to whom the Cooperative is contractually obligated to sell and deliver corn, and (2) as our administrative agent to facilitate corn delivery by the Cooperative through our members.”

Since this proposed addition is minor, including this sentence going forward instead of amending various documents would eliminate any unnecessary confusion caused by such a minor change.

•      The Entity Has General Inventory Risk— Before Customer Order is Placed or Upon Customer Return

We note in your response that you believe you have general inventory risk.  FASB ASC 605-45-45-5 states that general inventory risk exists when an entity takes title to a product before the product is ordered by a customer or will take title to a product if it is returned by the customer and the customer has a right of return.  Please tell us how you have general inventory risk with respect to this definition.

RESPONSE:

Our December 20, 2010 correspondence accurately summarizes the title transfer and contractual relationships that exist with regard to the grain inventory.  The language cited in your January 20, 2011 correspondence is simply not applicable or relevant to the analysis under FASB ASC 605-45-45-5.  The Cooperative is a grain marketing cooperative.  Its role is to aggregate the grain from its members and market it to a third person, in this case Cargill – Operator.  A grain marketer could be responsible for taking possession of the grain, storing it, and later marketing it to a third party.  However, in this case, the Cooperative has chosen to avoid the cost and expense associated with storing the corn and has contracted to deliver the corn to Cargill – Operator on a “just in time” basis.  As a result, the Cooperative is not required to take possession of the corn inventory, store it, and subsequently deliver it.  Due to these contractual arrangements, the Cooperative does not have a practical inventory risk, as title to the corn only resides with the Cooperative for a short period of time as the corn is delivered directly to Cargill – Operator at the ProGold Facility.  While the Cooperative’s inventory risk is small, this does not change the legal obligations of the parties as it relates to the delivery of corn; the Cooperative remains contractually obligated to Cargill – Operator to assure that the full volume of corn is delivered.  In short, we consider the other factors of FASB ASC 605-45-45 more relevant in the determination of the method by which the corn revenues are reported on our financial statements.

•      The Entity Changes the Product or Performs Part of the Service

We note in your response that you believe contractually providing the corn delivery services and facilitating your member’s ability to delivery corn is an indicator of reporting your revenue on a gross basis.  FASB 605-45-45-9 states “this indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity’s physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.”  Since you do not change the product or perform part of the service it does not appear that you meet the requirements of this indicator of gross revenue reporting.  Please advise.

RESPONSE:

You correctly point out in your January 20, 2011 correspondence that the Cooperative does not change the physical character of our product, in this case, corn.  This is not unusual for any grain marketing organization.  It is extremely common for grain marketing organizations (cooperatives and private businesses alike) to market, and not process, grain.  Surely, FASB ASC 605-45-45-9 does not require that the physical nature of a product be changed in order for the value of that product to be reflected as revenue on financial statements.  In fact, recognition of the value of marketed grain is the typical practice followed by many grain marketing organizations.

•      The Entity is Involved in the Determination of Product or Service Specifications

We note your response that the Cooperative has contracted with Cargill pursuant to the Grain Services Agreement to grade the corn to ensure that it meets quality requirements.  We also note your disclosure on page 4 of your Form 10 that with Method A members Cargill confirms the amount of corn with each member and notifies that member with respect to quality specifications, allowances, deductions and premiums to be applicable to that corn.  Please tell us whether you or Cargill are responsible for determining the corn quality requirements, including references to supporting agreements (e.g., Section 1(a) of the Grain Services Agreement).

RESPONSE:

Under the Corn Supply Agreement, Cargill – Operator and the Cooperative have mutually agreed as to the quality standards of corn to be delivered by the Cooperative to Cargill – Operator.  These standards are set forth in Section 3 of the Corn Supply Agreement.  Cargill – Operator is responsible for grading the corn when it is received and then either accepting, rejecting, or adjusting the price based upon the quality that is delivered.  This is customary practice in the grain trade.  Section 3(b) of the ADA gives the Cooperative the authority to establish quality standards with respect to the corn delivered by its members.  This is the contractual basis by which the Cooperative assures that it is able to comply with its specifications set by Cargill – Operator.  In other words, Cargill – Operator sets the quality standards for corn delivered by the Cooperative, and the Cooperative establishes the standards for corn delivered by the members.  In order to avoid unintended economic consequences of a mismatch in quality standards, the Cooperative uses the same quality standards with its members as Cargill – Operator uses with the Cooperative.

Under the terms of the Grain Services Agreement, the Cooperative has appointed Cargill – Agent as its agent to perform a number of services on behalf of the Cooperative.  One of those services is notifying the Cooperative’s members of the quality specifications, allowances, deductions and premiums that are applicable to Method A corn.  (See Section 1(a) of the Grain Services Agreement.)  This is merely the contractual method by which the Cooperative communicates the quality standards to its members.  If the Grain Services Agreement (and services provided by Cargill – Agent thereunder) were terminated, the Cooperative would need to either engage the services of another agent or directly assume responsibility for providing those administrative functions, including notification of corn standards.  As has been previously noted, the Grain Services Agreement is merely a method by which the Cooperative has elected to fulfill various administrative responsibilities and does not alter the fundamental contractual relationships that exist between the Cooperative and its growers on one side, and the Cooperative and Cargill – Operator on the other, relating to corn delivery.

•      The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

We note in your response that you believe you have physical inventory risk.  FASB ASC 605-45-45-12 states that physical inventory risk exists if title to the product is transferred to an entity at the shipping point and is transferred from that entity to the customer upon delivery.  Since the shipping point and delivery point are the same location, it does not appear that you meet the requirements of this indicator of gross revenue reporting.  Please advise.  In your response, clarify when you take ownership of the corn, how long the inspection process takes and who bears the risk of loss when Cargill, acting as your agent, has possession of your members’ corn.  Please reference provisions in underlying agreements to support your position.

RESPONSE:

As was noted above in the second bullet point, the Cooperative is obligated to purchase the corn from its members as provided in the UMA and ADA.  In order to minimize its exposure on inventory, and reduce the need for capital expenditures associated with storage facilities, the Cooperative has contracted with its members to deliver corn to the Cooperative at the ProGold Facility.  This contractual relationship between the Cooperative and its members is set forth in Section 2 of the UMA.  Section 2 of the Corn Supply Agreement acknowledges that the Cooperative will be delivering the corn directly to Cargill – Operator “by members of the Cooperative or their agents, in fulfillment of such member’s delivery obligation.”  Furthermore, the Corn Supply Agreement provides that “the Cooperative shall be deemed to have delivered the corn committed to Cargill [– Operator] under this Agreement upon the delivery of corn by members of the Cooperative or their agents at the facility (or another location mutually agreed upon by Cargill [– Operator] and the member or agent) in fulfillment of such member’s delivery obligation to the Cooperative....”.  In accordance with these provisions, title to the corn passes from the member to the Cooperative upon delivery and thereafter passes from the Cooperative to Cargill [– Operator].  Inspection and grading of the corn occurs at that time pursuant to the terms of the Corn Supply Agreement.  As we have previously pointed out, the Cooperative’s inventory risk is limited to the small window of time that title passes from the member to the Cooperative to Cargill – Operator.  This contractual structure is intended to minimize the inventory risk of the Cooperative.  However, it does not change the contractual responsibilities or requirements for delivery of corn, and certainly does not change the fact that the Cooperative is a principal, and not an agent, as it relates to the purchase of the corn from its members.

•      The Entity Has Credit Risk

We note in your response that you believe you have credit risk with Cargill for the sales of corn to Cargill.  We note that Cargill pays the aggregate purchase price for corn purchased and then makes individual payments for corn directly to your members.  Based on the foregoing, please tell us how you have credit risk, including references to underlying agreements to support your position.  In your response, clarify if you would be in a position to pay your members in advance of receiving payment from Cargill.

RESPONSE:

As we previously indicated in our December 20, 2010 correspondence, the Cooperative has credit risk as it relates to the sale of corn to Cargill – Operator.  Under Section 3(c) of the ADA, the Cooperative is responsible for paying the member for the corn the member delivers.  In other words, once the corn is delivered by the member to Cargill – Operator, the Cooperative is responsible for paying the member.  The payment obligation of the Cooperative to its members for the delivered corn has nothing to do with whether or not corn is ultimately paid for by Cargill – Operator or anyone else.  Pursuant to Section 4 of the Corn Supply Agreement, Cargill – Operator is responsible for paying the Cooperative “on or within one (1) business day following Cooperative issuing checks to Growers for Method A delivery.”  The plain language of this provision contemplates that the Cooperative will have paid its members before Cargill – Operator pays the Cooperative.  And to the extent that Cargill – Operator should fail to pay the Cooperative at all, it is clear that the Cooperative’s obligation to pay its members would be unaffected.  Therefore, by definition, the Cooperative has the credit risk.

In response to your question, the Cooperative is in a position to pay its members in advance of receiving payment from Cargill, and it routinely does so.  The Cooperative maintains working capital in order to be able to cover such payments.  If Cargill – Operator were to discontinue or delay payments for corn to the Cooperative over a significant period of time, it would be necessary for the Cooperative to terminate the Corn Supply Agreement and find other markets for the corn in order to be able to make the payments to its members as required under the UMA.  In short, there can be little doubt that the Cooperative bears the credit risk should Cargill – Operator fail to fulfill its payment responsibilities.

As previously stated, we have analyzed the criteria set forth in FASB ASC 605-45-45 and concluded that, in our judgment, presenting gross revenue is appropriate and presents the most fair picture to a reader of the financial statements of the business activities of the Cooperative and emphasizes the rights and obligations of membership in the Cooperative.  We are hopeful that the additional information that we have supplied will help you understand more fully the judgments that we used in determining the presentation of revenue at gross amounts.

Form 10-Q/A for the Quarter Ended June 30, 2010

Form 10-Q for the Quarter Ended September 30, 2010

3.             Please revise your Forms 10-Q to address our comments noted above.

RESPONSE:

See our response to your question 1 above.

* * *

We believe our responses contained herein adequately address your questions.  As indicated on our telephone call, we are in the process of preparing our financial statements for fiscal year 2010 as well as our first Annual Report on Form 10-K.  We would like to be able to complete our financial statements and file our periodic reports on a timely basis in a manner that reflects your final determination as to this matter.

Please feel free to call me at (701) 281-0468 or our counsel, Kimberly Lowe at (612) 492-7324, if you require additional information or clarification of our responses.

Very truly yours,

Mark Dillon
Executive Vice President

cc:	Kimberly A Lowe
Daniel Mott